December 30, 2008

Mail Stop 4561

Mr. William F. Falger
President & Chief Executive Officer
CNB Financial Corporation
1 South Second Street
P.O. Box 42
Clearfield, Pennsylvania 16830

Re: **CNB Financial Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2007
        Filed March 14, 2008
        Forms 10-Q for Fiscal Quarter Ended March 31, 2008,
        June 30, 2008, and September 30, 2008
        File Number: 000-13396

Dear Mr. Falger:

We have reviewed your filings and have the following comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q, filed August 8, 2008

1.   We note the reconciliation of your Level 3 assets for the three-months ended June 30, 2008 as presented on page 11. Please tell us the gross amount (if netted with transfers into Level 3), the types of assets, and reasons for the transfers from Level 3 to Level 2 during this period.

Form 10-Q, filed November 7, 2008

2.   We note your tabular presentation of the amortized cost and estimated market
values of your available-for-sale securities as of September 30, 2008 as presented
on page 12. We also note your disclosure that 39% of the unrealized loss position
as of September 30, 2008 relates to structured trust preferred securities, primarily
from issuers in the financial services industry. Please confirm whether these trust
preferred securities are included within corporate notes and bonds, which have an
unrealized loss and amortized cost of $8.6M and $32.9M, respectively, as of
September 30, 2008. If so, please tell us the unrealized loss for each security as
of December 31, 2007 and for each subsequent quarterly period up to December
31, 2008 in addition to providing the following:

- the specific issuer and name of each security held;
- for each security, clearly distinguish the type of underlying issuer (i.e.
  community banks, thrifts, insurance companies, or REITS);
- the initial and current credit rating, as applicable;
- the severity and duration of each unrealized loss; and
- how you considered the financial condition and near term prospects of each
  issuer, including any specific events which may have existed or occurred
  previously which influenced your decision not to record an other-than-
  temporary impairment.

Additionally, please tell us if there have been any events subsequent to the filing
of your most recent Form 10-Q that has changed your conclusion that an other-
than-temporary impairment does not exist.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
response to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your response to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant